
February 13, 2012

<u>Via E-mail</u>
Scott D. Dorsey, CEO
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204

      Re: ExactTarget, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed on February 1, 2012
              File No. 333-178147

Dear Mr. Dorsey:

      We have reviewed your amended filing and have the following comments. References to prior comments are to those in our letter dated January 13, 2012.

<u>Executive Compensation</u>

<u>Performance-Based Cash Compensation</u>

<u>Target Bonuses, page 100</u>

1.   You state in this section that adjustments to incentive compensation targets are based on individual performance, market data and internal pay equity considerations. Please revise your disclosure to explain with more specificity how your compensation committee considered each of these factors in determining to increase the target quarterly and annual bonuses for each of Messrs. Dorsey, McCorkle, Koifoid and Kopp and Ms. Dolan in fiscal 2011. Also, please address why Mr. Kofoid's target bonuses were significantly higher than those of your other named executive officers.

<u>Bonus Determinations, page 100</u>

2.   We note that the financial performance measures for your 2011 performance-based cash bonus program were total bookings, new bookings and adjusted operating income. Please revise to disclose the quarterly and full year quantitative performance targets for each of these financial performance measure. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do

not agree with the argument that disclosing a company-level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. Also, to the extent that you rely on Instruction 4 to Item 402(b) to omit the performance targets, revise this section to provide meaningful disclosure regarding the level of difficulty associated with attaining the undisclosed targets.

3.   You indicate in this section that your compensation committee retains final discretion to determine bonus payouts. Please disclose whether the committee exercised any discretion in determining the bonus payouts for fiscal 2011.

Long-Term Equity Incentive Compensation, page 102

4.   We note that each of your named executive officers received stock option grants in fiscal 2011. Please revise this section to discuss the reasons why the compensation committee authorized these equity grants and the factors it considered in determining the size of each grant.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Anne L. Benedict, Esq.
        Gibson Dunn & Crutcher LLP